UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

October 20, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Angie Kim

Re: Umax Group Corp.

       Amendment #5 to

       Registration Statement on Form S-1

       Filed on: October 6, 2011

       File No. 333 -174334

Dear Ms. Kim:

In response to your letter dated October 19, 2011 which included a comment regarding our Amendment #5 to Registration Statement on Form S-1 filed on October 6, 2011, we have prepared the following response:

General

1. We note your response to comment one in our letter dated August 30, 2011 and the related revisions in your filing that you “met GEO at the Expo show in Poland.” Please revise your filing to explain not only how you met GEO but also to detail how you established this exclusive contract with GEO. We reissue comment one from our letter dated August 30, 2011 as it pertains to this point.

Response: We revised our filing to explain not only how you met GEO but also how we established exclusive contract with GEO:

Umax Group Corp. has executed an Exclusive Distribution Contract on 25th day of April 2011, with "GEO", manufacturing company having a principal office in Torun, Poland. We met “GEO” at the Expo show in Poland.   As a manufacturer "Geo" was exhibiting at the show, and we liked the quality of the products so we made a proposal to distribute product in Europe, North and South America. GEO liked our business plan and wanted to increase their maker share. Following negotiations and telephone conversations with Geo we have established the exclusive contract with them. At the present, we do not have and do not plan to have additional associations with “GEO” beyond the scope of the exclusive distribution contract.

Please direct any further comments or questions you may have to us at umax.group.pl@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo, Huettel & Zouvas, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Email: lcarrillo@chzllp.com

Thank you.

Sincerely,

/S/ Rafal Lewandowski

Rafal Lewandowski, President